SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 16, 2008

Commission File Number 000-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein is the Registrant's News Releases dated September 9, 2008 and September 16, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   September 16, 2008

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001- 3 2500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

Tanzanian Royalty Identifies New High Grade Gold Mineralization at Kigosi Project, Fast Tracks Exploration to Access Deep Potential

News Release -  September 9, 2008

A short phase Reverse Circulation (RC) drilling program at the Igunda artisanal workings on the Company’s Kigosi Project in Tanzania has intersected high grade gold mineralization.

Significant high grade gold mineralization has been established in the Igunda Main Shear system (IGM) where two closely spaced (18 metres) reefs (A and B) have produced very encouraging high grade gold intersections with up to 30.58g/t. This high-grade gold mineralization appears to be confined to quartz-veined chlorite schist shears that are up to 4.0 metres in width down hole.

Igunda is approximately 2.2 kilometres southwest of the main Luhwaika discovery area and is along strike.

With these new encouraging results and previous results at the Luhwaika Prospect (refer to Press Release dated 4th July 2007) the Company has initiated a major push to establish depth extensions to these two encouraging prospects.

At the Luhwaika Prospect, the high grade gold shoots defined thus far are known to run along the dip angle of the shear zones across thicknesses ranging from 1-3 metres. Internal geological studies suggest a high probability that these gold shoots repeat at depth within the vertical plane of the shears.

According to Tanzanian Royalty Chairman and CEO, James E. Sinclair, “The upcoming drill program has important ramifications in terms of establishing the resource potential in these core mineralized areas at Kigosi which we would use in base case economic studies that we intend to launch later this year.”

The multiphase drill program will include a 3,000-metre diamond drilling component, which will test the vertical extent of the Main and Luhwaika West shear zones and any gold shoots hosted therein to a vertical depth of 250 metres, said the Company’s President, John Deane, who oversees the Kigosi Project Area.

The diamond drilling program is scheduled to commence by the end of September. In addition, RC (1000 metres) and RAB (7000 metres) drilling will be conducted in the Luhwaika and Igunda areas to test additional soil and IP anomalies, both along strike and parallel to the main zones of mineralization already identified.

The recent Phase 1 RC drilling program at Igunda brings the total drilling completed thus far to 1,422 metres in 29 holes on this prospect. Some of the better results from the Igunda program are listed in the following table:

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
KG125RC001	31	33	2	20.68	1m @ 30.58 g/t	Igunda Main Reef A
KG125RC002	30	31	1	1.83		Igunda Main Reef B
	77	80	3	15.36	1m @20.05 g/t	Igunda Main Reef A
KG125RC007	71	75	4	1.37	1m @ 3.95 g/t	Igunda Main Reef A
	95	96	1	14.05		Igunda Main Reef B

Based on a preliminary interpretation of the down-hole geology and assay results, there appears to be up to three sub-parallel shear zones hosting gold mineralization in and around the Igunda workings.

The Igunda drilling was done on 200 metre-spaced fences in an area where aeromagnetic geophysical data indicates the presence of a dyke structure abutting the workings to the southeast and two significant fault structures to the northwest. The potential significance of these fault structures remains to be determined.

A preliminary assessment of the results suggests that a high grade shoot in the IGM-A shear may extend for at least 250 metres along strike, plunge steeply towards the south at -70 degrees and dip at approximately 85 degrees, much steeper than the relatively flat 22 degrees dip in the Main Luhwaika zone. This steeply dipping feature is generally consistent with gold deposits in major Archean greenstone belts throughout the world.

Further closed-spaced RC drilling (580 metres) is planned to comprehensively investigate the potential of this high grade gold shoot within the Igunda area. This will form part of the current drill program and will commence immediately after RC drilling is completed at Luhwaika in September. Positive results will support deeper diamond drilling that will be included after the diamond drilling that will be conducted at Luhwaika, probably in October.

Twenty eight RC holes have revealed a swarm of sub-parallel quartz veins within the Luhwaika East IP anomaly where high grade gold values have been recorded from gravel beds associated with the system “This swarm of quartz veins might be the start of another potentially auriferous gold system northwest of the Luhwaika Main reef system,” said Deane.

In addition, RAB (Rotary Air Blast) drilling is planned for the Igunda workings and the Igunda West area which host coincident IP and gold-in-soil trends.  RAB drilling will also probe for the southeast extension of the mineralized Igunda shear zone and test under overburden (mbunga) in the Luhwaika Gap area. Further RAB drilling is planned for the Luhwaika North IP anomaly immediately northwest of the Luhwaika workings. This area hosts one of the best IP anomalies detected to date, being along strike of Luhwaika, and having a strike of some 1400m,  Deane reports.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in  Mwanza. Field Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The field duplicates have a correlation coefficient of 98.85%. 4.5% of the standards (2 values) fall outside the acceptable 2nd standard deviation. All the blanks fall on or below the detection limit of 1ppb.This QC is considered acceptable. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release -  September 16, 2008

Tanzanian Royalty Chairman to Provide Interest Free Advance

Tanzanian Royalty Exploration Corporation Chairman and CEO, James E. Sinclair, has agreed to make available to the Corporation an interest free advance of $500,000 as an interim financing measure between quarterly tranches.

Mr. Sinclair reiterated his commitment to ensure the Corporation remains adequately financed and confirms that additional monies would be made available if required in the future as interest free advances.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.